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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Planet Technologies, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

727044 20 8

(Cusip Number)

Scott L. Glenn
6402 Cardeno Drive
La Jolla, California 92037
(858) 824-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: Scott L. Glenn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 100,000

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 100,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 870,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 45.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No.

1.	Name of Reporting Person: AF Partners, LLC		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: Glenn Holdings, LP		I.R.S. Identification Nos. of above persons (entities only): 33-0932622

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.3%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No.

1.	Name of Reporting Person: SR Technology Associates		I.R.S. Identification Nos. of above persons (entities only): 33-0526445

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 770,808

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 770,808

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 770,808

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 40.3%

14.	Type of Reporting Person (See Instructions): CO

Item 1. Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Shares”), of Planet Technologies, Inc., a California corporation (“Planet” or the “Company”). The principal executive offices of Planet are located at 6835 Flanders Drive, Suite 100, San Diego, California 92121.

Item 2. Identity and Background

     (a), through (f). This Statement is being filed on behalf of the following persons (collectively the “Reporting Persons”):

     (a)

          (i) Scott L. Glenn (“Glenn”);

          (ii) AF Partners, LLC, a California limited liability company (“AF Partners”);

          (iii) Glenn Holdings, LP, a California limited partnership (“Glenn Hoildings”); and

          (iv) SR Technology Associates, a California corporation (“SR”).

     (b)

          (i) Glenn is the President and Chief Executive Officer of Planet, located at 6835 Flanders Drive, Suite 100, San Diego, California 92121.

          (ii) The business address of AF Partners is 6835 Flanders Drive, Suite 500, San Diego, California 92121.

          (iii) The business address of Glenn Holdings is 6402 Cardeno Drive, La Jolla, California 92037.

          (iv) The business address for SR is 6402 Cardeno Drive, La Jolla, California 92037.

     (c)

          (i) Glenn is the President and Chief Executive Officer of Planet.

          (ii) AF Partners’ primary business is holding shares of Planet.

          (iii) Glenn Holdings’ primary business is a family investment partnership.

          (iv) SR’s primary business is management of technology related businesses.

     (d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

     (f)

          (i) Glenn is a citizen of the United States.

          (ii)AF Partners is a California limited liability company.

          (iii)Glenn Holdings is a California limited partnership.

          (iv)SR is a California corporation.

Item 3. Source and Amount of Funds or Other Consideration

     The transactions reported herein involve the acquisition of 770,808 shares Planet common stock pursuant to the Asset Purchase Agreement entered into between Planet and Allergy Free, LLC (renamed AF Partners, LLC) on November 30, 2004 (“Asset Purchase Agreement”) and the acquisition of 100,000 shares of Planet common stock pursuant to the private placement offering Subscription Agreement at $2.50 per share.

Item 4. Purpose of Transaction

     The intent of the Asset Purchase Agreement and the purpose of the transactions referenced herein is acquisition of a controlling interest in Planet pursuant to which Planet will discontinue its prior lines of business and replace them with the business acquired from AF Partners of the selling and distribution of allergy avoidance products directly to the consumer.

Item 5. Interest in Securities of the Issuer

     (a) AF Partners, SR as the manager of AF Partners and Glenn Holdings as the majority member of AF Partners, beneficially own 770,808 shares of common stock of Planet, or Forty and 3/10th Percent (40.3%) of the total outstanding common stock of Planet.

          Glenn as a member of AF Partners beneficially owns 770,808 shares of common stock of Planet. In addition Glenn is the beneficial owner of 100,000 shares of common stock of Planet through his management and control of Windamere III, LLC. As such, Glenn beneficially owns a total of 870,808 shares of common stock of Planet, or Forty Five and 6/10th Percent (45.6%) of the total outstanding common stock of Planet.

          Pursuant to an Employment Letter dated November 30, 2004, and agreed upon by Planet and Glenn that same day, Glenn was granted nonqualified options in 100,543 shares of Planet common stock with a conversion price of $3.50 per share. These options begin to vest on November 30, 2005 when one-quarter (1/4th) of the option shares shall vest and thereafter continue to vest at the rate of 1/36th of the remaining option shares per month.

     (b) (i) Glenn, directly and through AF Partners, Glenn Holdings and SR, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 770,808 shares of Planet common stock.

          (ii) Glenn, along with Windamere III, LLC (“Windamere III”), has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of 100,000 shares of Planet common stock. Glenn has a combined direct and shared power to vote or to direct the vote or dispose or direct the disposition of 870,808 shares of common stock of Planet.

     (c) Other than the transactions as reported on this Schedule 13D, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof has effected any transaction in Common Shares during the preceding 60 days.

     (d) No other person is known to have the right to receive the power to direct the receipt of dividends from, or proceeds from the sale of, the 770,808 shares of Planet common stock reported in Item 5(b)(i).

          Windamere III, Split Rock Partners, LLC, St. Paul Fire and Marine Insurance Company and The St. Paul Travelers Companies, Inc. have the shared voting power and shared power to direct the receipt of dividends from, or proceeds from the sale of, the 100,000 shares of Planet common stock in Item 5(b)(ii).

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     770,808 shares of the common stock of Planet, as reported herein, were issued pursuant to the terms of the Asset Purchase Agreement. The Reporting Persons are entitled to the rights of the holder of securities under the Registration Rights Agreement dated November 30, 2004.

     100,000 shares of the common stock of Planet, as reported herein, were issued pursuant to a private placement offering and Subscription Agreement between Planet and Windamere III, LLC dated November 29, 2004. The Reporting Persons are entitled to the rights of the holder of securities under the Registration Rights Agreement dated November 30, 2004.

Item 7. Material to be Filed as Exhibits

     Exhibit 1. Asset Purchase Agreement, and amendments thereto, between Planet and Allergy Free effective November 30, 2004.

     Exhibit 2. Registration Rights Agreement between Planet and Allergy Free dated November 30, 2004.

     Exhibit 3. Subscription Agreement between Planet and Windamere III, LLC.

     Exhibit 4. Employment Letter dated November 30, 2004.

SIGNATURES

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Scott Glenn

Date:	December 9, 2004		/s/ Scott L. Glenn

By: Scott L. Glenn

AF Partners, LLC

		By:	SR Technology Associates, Manager

Date:	December 9, 2004	By:	/s/ Scott L. Glenn

By: Scott L. Glenn, President

Glenn Holdings, LP

Date:	December 9, 2004		/s/ Scott L. Glenn

By: Scott L. Glenn, General Partner

SR Technology Associates

Date:	December 9, 2004		/s/ Scott L. Glenn

By: Scott L. Glenn, President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)